

November 30, 2011

Via Email
Kevin Frija
Chief Financial Officer
Vapor Corp.
301 Griffin Rd
Dania Beach, FL 33312

      Re: **Vapor Corp.**
              Form 10-K/A for the fiscal year ended December 31, 2010
              Filed August 24, 2011
              Form 10-Q for the quarter ended September 30, 2011
              Filed November 10, 2011
              File No. 000-19001

Dear Mr. Krija:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the year ended December 31, 2010
Note 3. Income Taxes, page 47

1.   We note from the disclosure included in Note 3 to the Company's financial statements that the Company's statutory tax rate for 2010 was -2% as compared to 34% for 2009. Please tell us and explain in the notes to your financial statements in future filings why the Company's statutory income tax rate changed from 34% during 2009 to -2% during 2010. Also, please tell us and revise MD&A in future filings to discuss the facts or circumstances responsible for the significant change in your provision for income taxes during fiscal 2010 as compared to fiscal 2009.

Kevin Frija
Vapor Corp.
November 30, 2011
Page 2

Form 10-Q for the quarter ended September 30, 2011
Results of Operations for the Nine Months Ended September 30, 2011 Compared to the Nine
Months Ended September 30, 2010, page 15

2.   We note that beginning in the quarter ended June 30, 2011 you separately present gross
        profit on the face of the income statement. We also note that gross profit for the nine
        months ended September 30, 2011 has significantly increased over the comparable prior
        period. In this regard, please tell us and revise MD&A in future filings to clearly disclose
        the cost components that are included in costs of sales and SG&A. Furthermore, please
        separately discuss and provide the reasons for any material changes in the income
        statement line items (e.g. costs of sales separate from gross profit). Refer to Item
        303(A)(3)(i) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        You may contact Jean Yu at (202)551-3305 or myself at (202)-551-3813 if you have
questions regarding comments on the financial statements and related matters.

                                                Sincerely,

                                                /s/ Linda Cvrkel

                                                Linda Cvrkel
                                                Branch Chief